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                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              SEC File Number   1-10346

                                              CUSIP Number      59514K209


                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K and Form 10-KSB    / / Form 11-K    / / Form 20-F

               / / Form 10-Q and Form 10-QSB    / / Form N-SAR




/  /  Transition Report on Form 10-K    /x /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended: December 31, 1996
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     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I - REGISTRANT INFORMATION

Full name of registrant MicroTel International, Inc.
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Former name if applicable
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Address of Principal Executive Office (Street and number)

4290 E. Brickell Street
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City, State and Zip Code    Ontario, California 91761
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                      PART II - RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

        On March 26, 1997, XIT Corporation ("XIT") of Ontario, California merged with a wholly-owned, newly formed subsidiary of the Registrant, with XIT as the surviving subsidiary (the "Merger"). The Merger has been accounted for as a purchase of the Registrant by XIT in a "reverse acquisition" because the existing shareholders of the Registrant prior to the Merger did not have voting control of the combined entity immediately after the Merger. In a reverse acquisition, the accounting treatment differs from the legal form of the transaction, as the continuing legal parent company, the Registrant, is not assumed to be the acquiror. Rather, the historical financial statements of the Registrant are those of accounting acquiror (XIT), including any comparative prior year financial statements presented by the combined entity after the business combination.

        XIT was a privately-held company prior to the Merger, and, as such, was not required to file any Exchange Act reports. XIT's fiscal year ended September 30, 1996, while the Registrants's fiscal year ended December 31, 1996. The Registrant has determined to change the fiscal closing date of XIT to December 31, 1996, the fiscal year end for the Registrant. The Registrant determined to change XIT's fiscal year end on May 15, 1997 and reflected such determination in its Form 10Q for the period ended March 31, 1997, which was filed on May 20, 1997. The transition report being filed is for the period October 1, 1996 through December 31, 1996.

        The Registrant's senior management have been and continue to be engaged in matters relating to the accounting for the Merger. This included the restatement of XIT's historical financial statements to comply with Regulation S-X and calculation of pro forma financial information in connection with a Registration Statement on Form S-1 (No. 33-29925) filed on June 24, 1997 and an 8K-A relating to the Merger filed on June 25, 1997. Accordingly, this did not permit them time to complete preparation of the necessary information for the subject report.


                         PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

Barry E. Reifler                       (909)                     391-4321
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     (Name)                          (Area code)             (Telephone number)


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        (2)  Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no,
identify report(s).       / x / Yes        /   / No

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        (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?          / x / Yes        /   / No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate for the results cannot be made.


        The Registrant will report a net loss of approximately $(857,000) on revenues of $7,886,000 for the 3 months ended December 31, 1996 versus net earnings of approximately $151,000 on revenues of $6,796,000 for the three months ended December 31, 1995. The increase in revenues is the net result of $2,200,000 of incremental revenues from operations acquired in 1996, less a decline in revenues of $1,100,000 for operations included in both periods, principally in the Registrant's Components Sector. The decline in earnings was due to a) the acquired operations incurring a net loss of $(109,000) in the three months ended December 31, 1996, b) the negative effects of the decline in revenues, excluding the acquired operations, and c) declining margins for the Registrant's Circuits Sector due to an unfavorable product mix shift.



                         MicroTel International, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 1997              By /s/ Barry E. Reifler
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                                       Barry E. Reifler
                                       Chief Financial Officer

        INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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